UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70289

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024
                                 MM/DD/YY                    MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PHCP, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2340 Collins Avenue, Suite 403
                          (No. and Street)

Miami Beach                    FL                    33139
(City)                        (State)              (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Monique Romero          212-668-8700          mromero@acisecure.com
(Name)                  (Area Code – Telephone Number)    (Email Address)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
                    (Name – if individual, state last, first, and middle name)

200 Jefferson Park, Suite 400  Whippany          NJ          07981
(Address)                      (City)            (State)    (Zip Code)

October 8, 2003                                  100
(Date of Registration with PCAOB)(if applicable)    (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Keransa Jimenez _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PHCP, LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MONIQUE ROMERO
NOTARY PUBLIC, STATE OF NEW YORK
No. 01RO6308967
Qualified in New York County
My Commission Expires 8/4/2026

Signature: _____

Title:
CEO

*Monique Romero*
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



ADVISORY  TAX  AUDIT

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management, Member and Board of Managers of
PHCP, LLC (formerly known as Paragon Health Capital, LLC):

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PHCP, LLC (the "Company") (formerly known as Paragon Health Capital, LLC) as of December 31, 2024, and the related notes (collectively, referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*WithumSmith+Brown, PC*

We have served as the Company's auditor since 2024.

New York, New York
January 21, 2025

**WithumSmith+Brown, PC**   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
As of December 31, 2024

| | |
|---|---|
| Cash | $ 2,137,948 |
| FINRA CRD | 3,811 |
| Prepaid expenses | 5,607 |
| | $ 2,147,366 |

| | |
|---|---|
| Accounts payable | $ 35,023 |
| Accrued bonuses | 129,500 |
| | 164,523 |
| | 1,982,843 |
| | $ 2,147,366 |

See Notes to Financial Statement.

PHCP, LLC (formerly known as Paragon Health Capital, LLC) (the LLC) was established in the state of Delaware on January 14, 2019.  It is a registered broker dealer and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). Although the LLC is not exempt from Securities Exchange Commission (SEC) Rule 15c3-3, it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, does not carry accounts of or for customers and does not carry PAB accounts. The LLC was approved for FINRA and SEC membership and commenced operations on July 11, 2019. The LLC's primary business activity is to facilitate mergers and acquisitions and the private placement of securities.  The LLC is located in Miami.

***Basis of Accounting***   - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

***Cash***    Cash consists of funds maintained in a checking account held at a financial institution.

***Revenue recognition***  - The LLC's fee income is comprised of private placement fees, which are earned only when capital is raised and closings are effected, in accordance with the terms of the contracts with clients.

Private placement fees may be earned based upon a percentage of funds raised and/or a flat fee.

Revenue for private placement fees is generally recognized at the point in time when performance under the arrangement is completed (the closing date of the transaction) because that is the point in which there are no significant actions which the LLC needs to take subsequently and the customer obtains the control and benefit of the private placement offering.

Under Topic 606, revenue from contracts is recognized when, or as, the LLC satisfies its performance obligations by transferring the promised services to the customers.  A service is transferred to a customer when, or as, the customer obtains control of that service.

The LLC determines revenue recognition through the following five steps:
- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, performance obligations are satisfied

Contract liabilities arise when customers remit contractual cash payments in advance of the LLC satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. Deferred revenue, a type of contract liability, was $0 as of December 31, 2024.  There were no contract assets as of December 31, 2024 and December 31, 2023.  There were contract liabilities of $0 and $75,000 of the years ending December 31, 2024 and December 31, 2023, respectively.

***Segment reporting -*** The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company has determined it has a single reportable segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results, using net income that is also reported on the income statement as net income. There are no reconciling items to the income statement. The measurement of segment assets is reported on the balance sheet as total assets. The CODM uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the brokerage services segment or into other parts of the entity, such as to pay distributions to the Parent. The Company's CODM is the CEO. All of the Company's customers are based in the United States. The Company derived 99% of its revenue from one client. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

*Significant judgment* - Significant judgment may be required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints should be applied due to uncertain future events.

*Income taxes* – The LLC is wholly owned by Paragon Biosciences, LLC (Member) and is treated as a disregarded entity for tax reporting purposes. No provision for income taxes is recorded since the liability for such taxes is that of the Member rather than the LLC. The Member's income tax returns are subject to examination by the federal and state taxing authorities, and changes, if any, could adjust the individual income tax of the Member. The preceding three years are open to examination.

*Uncertain tax positions* - The LLC has adopted the provisions of Financial Accounting Standards Board (FASB) Topic 740, Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position"). This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The LLC has evaluated its tax position as of December 31, 2024, and does not expect any material adjustments to be made.

*Use of estimates* - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the LLC to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For the year ended December 31, 2024, the LLC had an expense sharing agreement in place with the Member, Paragon Biosciences, LLC. The agreement permits the allocation of certain shared expenses to the LLC, which are included in the Statement of Operations. Total shared expenses for the year were $226,800, and the balance due to the Member as of December 31, 2024 was $14,279,which was part of the accounts payable balance in the Statement of Financial Condition. The shared expenses consist of compensation, professional fees, rent, insurance and other expenses incurred in the normal course of business.

The LLC is party to an engagement agreement to provide broker-dealer services to a related party. The related party is a biotechnology company that shares common ownership with the LLC. For the year ended December 31, 2024, in connection with the provision of such services, the LLC earned revenues of $150,000 which was included in Fee income within the statement of operations. There were no amounts owed from this related party as of December 31, 2024.

During the normal course of business, from time to time, some expenses are paid on behalf of the Member by the LLC or by the LLC on behalf of the Member and are reimbursed.

Accounting Standards Update 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires an entity to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts of future economic conditions instead of delaying recognition until the loss was probable of occurring.

The LLC's expected loss allowance methodology for accounts receivable is developed using historical collection experience, current and future economic and market conditions, and a review of the current status of each client's trade accounts receivable. Due to the short-term nature of such receivables, the estimated amount of accounts receivable that may not be collected is based on the aging of the accounts receivable balances and the financial condition of clients. There were no accounts receivable balances at December 31, 2024and December 31, 2023. There were no allowance for credit losses as of December 31, 2024 and December 31, 2023.

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or 8 to 1 in the first year of operations.  At December 31, 2024, the LLC had net capital of $1,973,425 which was $1,962,457 in excess of its required net capital of the higher of $5,000 or 6.67% of aggregate indebtedness. The LLC's percentage of aggregate indebtedness to net capital was 8.34%.  The net capital rules may effectively restrict the distribution of equity to the Member.

Cash - The LLC maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the LLC is solely dependent upon daily bank balances and the respective strength of the financial institution. The LLC has not incurred any losses on this account. As of December 31, 2024, the amount in excess of insured limits of $250,000 was $1,887,948.

Revenue - For the year ended December 31, 2024, 99% of the revenues were derived from one client.

In the normal course of its business, the LLC indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the LLC. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The LLC provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The LLC may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The LLC has an expense sharing arrangement with its Member, whereby the Member allocates a percentage of the overall rent expense to the LLC based upon occupancy.  The LLC does not possess control over the lease space.  As such, the LLC does not have an obligation to record a right to use asset or an offsetting lease obligation in accordance with Accounting Standards Codification (ASC) 842, Leases.

The LLC has evaluated events and transactions that occurred between January 1, 2025 and January 21, 2025, which is the date the financial statements were issued, for possible disclosure and recognition in the financial statements.